13030207

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 27 2013
Washington DC
402

SEC FILE NUMBER
8-68320

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **MAINFIRST SECURITIES US INC.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

SPEICHERSTRASSE 57
(No. and Street)

FRANKFURT AM MAIN		D-60327
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bjoern Kirchner +49 697 88 08 222
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WEISERMAZARS LLP
(Name – *if individual, state last, first, middle name*)

135 West 50th street	New York	NY	10020
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

We Hans-Peter Gruenig and Bjoern Kirchner, swear (or affirm) that, to the best of our knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MainFirst Securities US, Inc. , as of December 31, 2012, are true and correct. We further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exception

BARRY LEONARD HOLLANDER
NOTARY PUBLIC, STATE OF NEW YORK
NO. 31-02HO4795545
QUALIFIED IN NEW YORK COUNTY
COMMISSION EXPIRES MAY 15, 20

Notary Public

BARRY LEONARD HOLLANDER
NOTARY PUBLIC, STATE OF NEW YORK
NO. 31-02HO4795545
QUALIFIED IN NEW YORK COUNTY
COMMISSION EXPIRES MAY 15, 20

Notary Public

Signature

CEO

Title

Signature

HNOP

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Urkundenrolle Nummer 19 für das Jahr 2013

I hereby certify that

Mr. Björn Kirchner, born on 05.04.1966,
identified by passport,
with address 61273 Wehrheim -Oberhain, Zur Bendermühle 16,

,

hereinafter not acting in his own name but on behalf of
MainFirst Bank Aktiengesellschaft, Frankfurt am Main,

signed the attached document today in my presence.

The representative of the Notary asked with respect to a prior occupation in the sense of Art. 3. Para. 1 no. 7 Notarization Act. which was denied by the Participant.

Frankfurt /Main, 17 January 2013

Kostenberechnung gem. §§ 32, 141, 154 KostO
Geschäftswert: € 5.000,00

2,5/10 Gebühr gem. § 45 KostO	10,50 €
19 % Mehrwertsteuer	2,00 €
	12,50 €



Anne Niethammer
lawyer officially appointed
as representative of the notary
Rainer Jacob



APOSTILLE

(Convention de la Haye du 5 octobre 19[illegible])


DER PRÄSIDENT DES
FRANKFURT AM MAIN

1. Land: Bundesrepublik Deutschland
   Diese öffentliche Urkunde
2. ist unterschrieben von Anne Niethammer
3. in ihrer Eigenschaft als amtl. best. Notarvertreterin
4. sie ist versehen mit dem Siegel/Stempel des(der)
   Notars Rainer Jacob

Bestätigt

5. in Frankfurt/Main **6. am 18.01.13**
7. durch den Herrn Präsidenten des Landgerichts
8. unter Nr. 91 Ea A 654
9. Siegel/Stempel **10. Unterschrift**



i.A. Dr. Klinger


DER PRÄ
FURT AM MAIN

* *

The Company's Statement of Financial Condition as of December 31, 2012 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

* *

Independent Auditors' Report

To the Member
Main*First* Securities US Inc.

We have audited the accompanying statement of financial condition of Main*First* Securities US Inc. (a wholly-owned Subsidiary of Main*First* Holding AG) (the "Company") as of December 31, 2012, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting

policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Main*First* Securities US Inc. (a wholly-owned subsidiary of Main*First* Holding AG), as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.



February 25, 2013
New York, NY

Main*First* Securities US Inc.

(A Wholly-Owned Subsidiary of Main*First* Holding AG)
Statement of Financial Condition
December 31, 2012

Assets	
Cash and cash equivalents	**$ 2.341.549**
Furniture, equipment and leasehold improvements	
(net of accumulated depreciation and amortization of $ 66,119)	**92.633**
Restricted cash	**37.290**
Other assets	**34.784**
Total assets	**$ 2.506.256**
Liabilities and Stockholder's Equity	
Liabilities	
Accrued expenses and other liabilities	**$ 193.329**
Accrued discretionary bonuses	**260.000**
Total liabilities	**453.329**
Stockholder's equity	
Common stock, no par value; 200 shares issued and outstanding	**-**
Additional paid-in capital	**2.200.000**
Accumulated deficit	**(147.073)**
Total stockholder's equity	**2.052.927**
Total liabilities and stockholder's equity	**$ 2.506.256**

The accompanying notes are an integral part of these financial statement.

1. Organization and Nature of Business

Main*First* Securities US Inc. ("the Company") is a foreign broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and Securities Investor Protection Corporation ("SIPC"). The company is organized under the laws of the State of New York. Main*First* Securities US Inc. is a wholly-owned subsidiary of Main*First* Holding AG, Zurich. Main*First* Holding AG is wholly-owned by its partners and employees.

The Company generates commission by acting as a broker-dealer effecting equity sales of foreign securities and providing related brokerage services to institutional clients in the United States. Such equity sales and related services will be initiated as a result of the distribution of research reports on European equity securities by a foreign affiliate Main*First* Bank AG, Frankfurt am Main. The Company does not act as a market maker, nor does it engage in proprietary trading.

All foreign equity trades will be cleared and settled on a delivery versus payment ("DVP") basis. Accordingly, neither the Company nor its execution partner, Main*First* Bank AG, carry customer accounts or receive, deliver, or hold cash or securities in connection with such transactions. Main*First* Bank AG acts as counterparty on all client trades and enters into offsetting trades with market counterparties (on European markets, central counterparties or other brokers).

The Company has Offices of Supervisory Jurisdiction (OSJ's) in Frankfurt and New York with regulatory branch offices in London and Zurich.

2. Summary of Significant Accounting Policies

Revenue
Commissions and related expenses are recorded on a trade date basis as securities transactions occur. Revenue from research services is recognized when realizable and services have been performed.

Cash and Cash Equivalents
The Company considers such investments with original maturities of three months or less, when acquired, to be cash equivalents.

An amount of $37,290 is subject to a withdrawal restriction.

Furniture, Equipment and Leasehold Improvements
Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally three years for computer and telecommunication equipment, and eight years for furniture and fixtures. Leasehold improvements are amortized over the shorter of asset life or lease term.

Income Taxes
The Company utilizes the asset and liability method to calculate deferred tax assets and liabilities. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing tax laws and rates expected to be in effect at the time of reversal. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. Valuation allowances are recognized if, based on the weight of available evidence, it is more likely than not that some portion of the deferred tax assets will not be realized.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates.

3. Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements consist of the following at December 31, 2012:

Furniture	$	51,634
Computer and telephone equipment		98,445
Leasehold improvements		8,673
Total		158,752
Less Accumulated depreciation		66,119
Total	$	92,633

4. Income Tax

The major sources of temporary differences and their deferred income tax effects as of December 31, 2012 are as follows:

		2012
Deferred Tax Assets/(liabilities)		
Furniture and equipment	$	(30,000)
Net operating losses		27,000
Amortization		32,000
Others		19,000
		48,000
Less Valuation allowance		(48,000)
Net deferred tax asset	$	-

As of December 31, 2012 the Company has available approximately $59,000 of unused operating loss carry-forwards expiring through 2031 that may be applied against future taxable income.

At December 31, 2012, management of the Company believes that it is more likely than not that the Company will not generate a sufficient level of taxable income within the foreseeable future to utilize the deferred tax assets. Accordingly, a full valuation allowance has been recorded. The valuation allowance has decreased from 2011 by $143,934.

5. Retirement Plan

The Company has a 401 (k) profit sharing plan that covers all full-time employees who have attained the age of 21 and who have completed 30 days of service as defined in the plan. Contributions to the plan are determined annually by the Board of Directors. Eligible employees are immediately vested. For the year ended December 31, 2012, the amount of the Company's contribution was $34,301.

6. Commitments and Contingencies

The Company leases office space under a lease expiring on July 31, 2014. In connection with the lease agreement, the Company is required to maintain a $33,900 letter of credit in the event of default. There are no amounts outstanding under the letter of credit.

The future minimum lease payments until expiration of the lease on July 31, 2014 are $127,418 in 2013 and $75,484 in 2014.

7. Concentrations

Credit Risk

All foreign equity trades will be cleared and settled on a delivery versus payment ("DVP") basis. Accordingly, neither the Company nor its Execution and Clearing partner, MainFirst Bank AG, carry customer accounts or receive, deliver, or hold cash or securities in connection with such transactions. MainFirst Bank AG acts as counterparty on all client trades and enters into offsetting trades with market counterparties (on European markets, usually central counterparties). In the event that customers of the Company fail to perform their obligations with respect to the trade, such obligations under the SEC financial responsibility rules are the responsibility of the Company.

Client Concentration

Six clients in the aggregate accounted for 64.3% of the commission income earned for the year ended December 31, 2012.

8. Related Party Transactions

Under the Service Level Agreement and the Expense Sharing Agreement with MainFirst Bank AG, the Company receives a commission allocation from MainFirst Bank AG consisting of introducing brokerage fees and other income and is allocated expenses for research, sales, execution and administrative services.

For the year December 31, 2012, the total amount of the Company's allocated portion of these revenues was $4,192,512 and the allocated portion of expenses was $1,475,748, which are included in commissions and expenses in the statement of operations, respectively.

Under the Service Level Agreement with MainFirst Schweiz AG, the Company receives a number of support and operational services and is allocated expenses for these functions. For the year December 31, 2012, the total amount of the Company's allocated portion of expenses was $888,663.

As of December 31, 2012, commission income due from MainFirst Bank AG of $5,221 is included in other assets. Accrued liabilities from allocated expenses due to MainFirst Bank AG and MainFirst Schweiz AG amount to $67,130 and $39,194 respectively and are included in accrued expenses and other liabilities in the statement of financial condition.

The Company does not grant loans to any officer or employee of the Company. Therefore at December 31, 2012, there were no receivables due from employees.

9. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), as amended, which requires a broker-dealer to have, at all times, sufficient liquid assets to cover current indebtedness. For purposes of the Net Capital Rules, the Company is regarded as the clearing firm as MainFirst Bank AG is not a US registered firm. Accordingly, the Company has a minimum net capital requirement under SEC Rule 15c3-1 of the greater of $250,000 or 6.67% of aggregate indebtedness (equals 15 to 1 aggregate indebtedness to net capital).

At December 31, 2012, the Company had net capital as defined, of $2,148,220 which was $1,898,220 in excess of its required net capital of $250,000. At December 31, 2012, the Company had aggregate indebtedness of $193,329. The ratio of aggregate indebtedness to net capital was 0.09 to 1.

10. Fair Value of Financial Instruments

Accounting principles generally accepted in the United States of America require disclosure of fair value information about financial instruments, for which it is practicable to estimate the value, whether or not recognized on the statement of financial condition. As a registered broker-dealer, securities owned, if any, are already recorded at market value.

The recorded value of all other financial assets and liabilities is considered to approximate fair value, due to the short-term nature of the financial instruments and revaluation policies followed by the Company.

11. Subsequent Events

The Company has evaluated events occurring between the year ended December 31, 2012 and February 25, 2013 the date the financial statements were available to be issued. Management has determined that there are no material events that would require adjustments to or disclosure in the Company's financial statements.